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                                                           EXHIBIT 40




7/30; 1:30 a.m.


                          CUSTOMER CALL CENTER AUDIO SCRIPT


A Nebraska-based company called CalEnergy, which acquired its only utility about six months ago in a hostile takeover of a company in England, now want to take over NYSEG.

After careful consideration, the NYSEG Board of Directors has unanimously recommended that shareholders reject CalEnergy's unsolicited takeover proposal.

The Board reached its conclusion after careful analysis of a number of factors. These include, among other things, the view of the Board and its financial advisors that the offer is financially inadequate; the Board's serious concerns about CalEnergy's inexperience and fitness to run NYSEG's electric and natural gas distribution networks; and CalEnergy's failure to file a specific rate plan detailing the rates it would charge NYSEG customers.

CalEnergy may continue its hostile takeover attempt despite the decision of NYSEG's board. To prevail, however, CalEnergy must persuade several regulatory agencies, including the New York Public Service Commission, that its takeover of NYSEG is in the public interest. We strongly believe the CalEnergy takeover attempt is not in the public interest.

Thank you for your interest in NYSEG.